VIA EDGAR

May 6, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549
Attn: Tamika Sheppard and Laura Crotty

Re: Psyence Biomedical Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed April 18, 2024

File No. 333-276973

Dear Ms. Sheppard and Ms. Crotty:

Psyence Biomedical Ltd. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2024, relating to Amendment No. 1 to Registration Statement on Form F-1, submitted by the Company to the Commission on April 18, 2024 (the “Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Form F-1 filed April 18, 2024

Cover Page

1.	We note your response to our prior comment 13 and we reissue in part. In addition to disclosing the potential profit per common share that may be earned by the holders of the Founder Shares and the Investors, please also disclose the total potential profit each selling securityholder would realize on an individual basis based on the current trading price of the common shares.

We respectfully acknowledge the Staff’s comment and advise that we have revised the disclosure on the cover page and page 41 of Amendment No. 2 to reference the potential profit per Common share and refer to the selling securityholder table which sets forth the number and form of Common Shares held by each Selling Securityholder. Additionally, we respectfully point the staff to disclosure on the cover page and page 41 of Amendment No. 2 which states that other than the holders of the Founder Shares and shares those purchased by the Investors, no other Selling Securityholders would realize a profit based on the closing price of the Common Shares as of May 1, 2024.

Risk Factors

Certain of the Selling Securityholders acquired their securities at a price that is less than..., page 39

2.	We note the newly added disclosure on page 39 regarding two letters received from Nasdaq notifying the company that it is not in compliance with two Nasdaq listing rules. Please revise your disclosure to clarify how long the company has to regain compliance with these rules and whether the letters indicated next steps that may be taken in relation to the company's listing.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on pages 8-9 of Amendment No. 2.

We may be subject to penalties under the Registration Rights Agreement..., page 41

3.	Please revise the above newly included risk factor to quantify the potential total, as of the latest practicable date, of the outstanding principal amount of the First Tranche Notes, accrued but unpaid interest through acceleration, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, that would be due immediately and in cash should the company receive a notice of default from the Investors.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on page 44 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information

Note 6 - Net Earnings (Loss) Per Share, page 74

4.	We note your response to our prior comment 12 and we reissue the comment. The table in Note 6 on page 74 sets out the share ownership of the company following closing on a pro forma basis and includes a line item for 2,000,000 shares held by "PIPE Investors". Because it appears that no PIPE was obtained in connection with the closing, please explain the inclusion of this line item.

We respectfully acknowledge the Staff’s comment and advise that we have revised the disclosure on page 19 of Amendment No. 2 accordingly.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Benjamin Reichel, Esq. of Ellenoff Grossman & Schole LLP, at breichel@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Neil Maresky
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP